PE
2/2/02

02045535

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUL - 2 2002
1086

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated July 2, 2002

MEPC plc
(Translation of Registrant's Name into English)

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

Nations House
103 Wigmore Street
London W1H 9AB
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Enclosure: MEPC Half Year Results – 31 March 2002

LNDOCS01/273643.1

CRGH

MEPC

Interim Report – 31 March 2002

www.mepc.com

BUSINESS REVIEW

MEPC's asset strategy over the past two years has been to concentrate on the development and operation of our portfolio of mixed use business parks, while realising value from the sale of City, West End and smaller or stand alone investment properties, and from our former retail holdings, other than our shopping centre joint venture with Westfield and our factory outlets.

The majority of the planned disposals occurred during the second half of 2000 and the first half of 2001, and the pace of change in the asset base has reduced over the past six months. One further significant sale, of a £187 million portfolio of medium sized investment properties, completed in March 2002.

At the half year end our property and joint venture assets totalled £1.4 billion, of which approximately 80% relates to business space. Details of properties held are provided on pages 14 and 15. The portfolio was valued as at 31 March 2002 by Knight Frank, and showed a 0.5% increase on the September 2001 valuation after allowing for capital expenditure, additions and disposals. In business space, the relatively flat overall result reflects lower rental growth expectations, putting downward pressure on investment values, balanced by the capture of value from developments successfully completed in the period. Valuation yields rose slightly in the second half of 2001, but have subsequently stabilised. There is room for improvement if the economy and UK corporate sector performance picks up.

886,000 sq ft (82,300 sq m) of new business space development was completed in the half year, 60% of which has been let. Details are on page 13. We now have only 214,000 sq ft (19,900 sq m) of committed development to complete, almost all of which is pre-let. Looking further ahead our pipeline of potential development, based on land at our principal business parks, is significant (see pages 13 and 14). But we have not started a material speculative development since early 2001, and future starts will depend on our judgement of occupier demand.

In our shopping centre joint venture with Westfield, progress has been made towards securing planning consent for major expansions at Derby and Guildford. All six centres (the others being at Belfast, Swindon, Bury and Tunbridge Wells) are managed by Westfield and the joint venture is performing well. Our REALM factory outlet business has grown, with a particularly strong performance from Clark's Village at Street, and the expansion of Royal Quays on Tyneside. Overall, our retail assets, including our equity investment in the joint venture with Westfield, showed a 4% valuation increase in the half year to March 2002.

Having created substantial value through restructuring and a very successful development programme, MEPC's near term outlook for the rest of 2002 is for more modest progress. The medium and longer term potential inherent in the business and in the asset base, especially the unique portfolio of business parks, remains very real, dependent always on favourable market conditions.

FINANCIAL REVIEW

Net income from properties in the six months ending 31 March 2002 was £32.1 million, significantly less than in the same period last year due to the sale of properties which largely occurred in the prior year. This also meant smaller disposal proceeds being received in the period and a small net loss on disposals in comparison to last year's gains.

The net cost of finance again fell reflecting the reduced level of net debt and additional interest receivable from upstream loans to Leconport Estates.

Shareholders' funds increased by £30.2 million in the period to £1,978 million reflecting the retained profit and revaluation surplus. Treating the loans to Leconport Estates as a reduction of shareholders' funds would give adjusted shareholders' funds of £602.9 million.

Deferred tax

The adoption of FRS19 results in an increase in shareholders funds of £52.1 million and a net deferred tax debtor of the same amount on our balance sheet at 31 March 2002. Details of the new accounting policy can be found in Note 1(b) on page 7. The make up of the provided and unprovided deferred tax is set out in the second half of Note 5 on page 9.

Under FRS 19, MEPC has a net deferred tax debtor, largely as a result of losses we have available to carry forward and set off against future taxable profits. The deferred tax debtor will be recovered as those losses are utilised in the future. It must be noted that potential liabilities to capital gains tax which could arise if our properties were sold at their book value, estimated at a maximum of £91 million at 31 March 2002, are not provided for as a deferred tax liability under FRS 19.

Financing and treasury

Our objective continues to be to use our financial capacity in support of our property strategy to maximise shareholder return within a prudent and efficient and flexible capital structure.

At 31 March net debt was £646.7 million and gearing was 33%. Pro-forma gearing if the loans to Leconport are treated as a reduction of shareholders funds was 107%. The loans to Leconport are repayable on MEPC giving 14 days notice or at maturity if not repaid earlier. Interest is received on them quarterly in arrears.

During the period we repurchased in the market £54.1 million of bonds and $4.7 million of QUIPS.

MEPC has a centralised treasury function that operates under policies set by the board. Its objectives are to meet the financing needs of the business in a proactive and cost effective manner whilst maintaining a prudent and efficient financial structure.

The average cost of our borrowings at 31 March 2002 was 10% and their weighted average maturity was 9.5 years. The group also had undrawn committed bank facilities of £410 million.

MEPC uses interest rate swaps and options to manage existing exposures to movements in interest rates on its underlying net debt. Following the sale of its overseas assets the group has little foreign exchange exposure arising from its operations. Currency swaps are used to remove any currency exposures arising from non-Sterling borrowings.

Counterparty risk that arises from credit exposures to institutions is carefully monitored and controlled by the use of approved credit limits.

Group profit & loss account

	Note	Unaudited Six months to 31 March 2002	Unaudited Six months to 31 March 2001 (Restated – Note 1)	Audited Year to 30 September 2001 (Restated – Note 1)
		£m	£m	£m
Group turnover				
Gross rental income and other charges		67.9	104.2	183.4
Relative to joint ventures		(19.2)	(19.8)	(42.8)
	2	48.7	84.4	140.6
Net income from properties	2	32.1	56.7	95.4
Administrative expenses	9	(3.4)	(6.6)	(79.7)
Operating profit		28.7	50.1	15.7
Share of operating profit in joint ventures		13.7	13.6	28.9
Other income		1.5	0.5	0.9
Net (loss)/gains on fixed asset disposals	3	(1.6)	28.9	35.0
Profit on ordinary activities before finance and taxation		42.3	93.1	80.5
Cost of finance (net)	4	(19.4)	(39.2)	(59.0)
Profit on ordinary activities before taxation		22.9	53.9	21.5
Taxation on profit on ordinary activities	5	3.2	(8.1)	81.3
Profit on ordinary activities after taxation		26.1	45.8	102.8
Minority interests				
Equity		(0.2)	(0.1)	(0.4)
Non-equity		(6.0)	(6.2)	(12.1)
		(6.2)	(6.3)	(12.5)
Profit attributable to ordinary shareholders		19.9	39.5	90.3
Dividends on ordinary shares		-	(500.0)	(500.0)
Retained profit/(loss)		19.9	(460.5)	(409.7)

Note : The Group's results for all periods presented derive from continuing operations

Summarised Group balance sheets

	Note	Unaudited As at 31 March 2002	Unaudited As at 31 March 2001 (Restated – Note 1)	Audited As at 30 September 2001 (Restated – Note 1)
		£m	£m	£m
Fixed assets				
Investment and development properties	6	1,267.1	1,939.2	1,415.9
Other tangible fixed assets		2.9	4.6	3.3
Joint ventures	7			
Share of gross assets		464.6	504.5	464.2
Share of gross liabilities		(326.5)	(340.6)	(332.9)
		138.1	163.9	131.3
Other fixed asset investments		48.1	12.3	45.9
		1,456.2	2,120.0	1,596.4
Other assets & liabilities				
Loans to ultimate parent company – Leconport Estates	8	1,375.1	1,000.0	1,181.6
Deferred taxation	5	52.1	(36.2)	53.4
Other debtors		56.5	39.5	75.8
Other creditors	9	(181.9)	(148.4)	(200.8)
		1,301.8	854.9	1,110.0
Total capital employed		2,758.0	2,974.9	2,706.4
Net debt				
Loan capital and bank overdrafts	10	(718.9)	(996.3)	(825.0)
Cash and short term deposits		72.2	5.5	200.2
		(646.7)	(990.8)	(624.8)
Minority interests				
Equity		(8.2)	(5.1)	(6.5)
Non-equity	11	(125.1)	(127.7)	(127.3)
		(133.3)	(132.8)	(133.8)
		1,978.0	1,851.3	1,947.8
Capital and reserves				
Equity shareholders' funds				
Ordinary share capital		105.8	105.8	105.8
Reserves		1,872.2	1,744.3	1,842.0
Total equity shareholders' funds		1,978.0	1,850.1	1,947.8
Non-equity share capital		-	1.2	-
		1,978.0	1,851.3	1,947.8

Other primary statements

	Unaudited Six months to 31 March 2002	Unaudited Six months to 31 March 2001 (Restated – Note 1)	Audited Year to 30 September 2001 (Restated – Note 1)
	£m	£m	£m
Statement of total recognised gains and losses			
Profit for the period	19.9	39.5	90.3
Net surplus on revaluation after adjustment for minorities:			
Properties	2.7	6.5	54.0
Joint ventures	7.8	0.7	(3.0)
Currency translation movements	(0.2)	(1.0)	(1.9)
Taxation	-	(7.4)	(3.4)
	30.2	38.3	136.0
FRS 19 prior year adjustment (Note 1)	53.4		
Total recognised gains and losses for the period	83.6		
Note of historical cost profits and losses			
Profit on ordinary activities before taxation	22.9	53.9	21.5
Realisation of property revaluation surpluses and deficits in prior years	6.7	41.5	134.0
Amortisation charge (difference between historic cost and revalued amount)	0.1	0.1	0.3
Historical cost profit on ordinary activities before taxation	29.7	95.5	155.8
Historical cost profit/(loss) retained after tax, minorities and dividends	26.7	(418.9)	(275.4)
Reconciliation of movements in shareholders' funds			
Opening shareholders' funds as previously stated	1,894.4	2,346.6	2,346.6
FRS 19 prior year adjustment (Note 1)	53.4	(32.6)	(32.6)
Restated opening shareholders' funds	1,947.8	2,314.0	2,314.0
Capital repayment and related costs	-	(1.0)	(2.2)
Property revaluation adjustments	10.5	7.2	51.0
Currency translation movements	(0.2)	(1.0)	(1.9)
Profit attributable to ordinary shareholders	19.9	39.5	90.3
Dividends to ordinary shareholders	-	(500.0)	(500.0)
Taxation	-	(7.4)	(3.4)
Other movements (net)	-	-	-
Movements in shareholders' funds	30.2	(462.7)	(366.2)
Closing shareholders' funds	1,978.0	1,851.3	1,947.8

Summarised Group cash flow statement

	Unaudited Six months to 31 March 2002 £m	Unaudited Six months to 31 March 2001 £m	Audited Year to 30 September 2001 £m
Operating profit	28.7	50.1	15.7
Accrual for supplementary bonus	-	-	70.0
Other non-cash movements	-	0.9	2.2
Sundry income	1.5	0.4	0.8
Other movements arising from operations:			
Debtors	14.2	22.4	21.9
Creditors	(5.4)	(28.8)	(35.5)
Net cash inflow from operating activities	39.0	45.0	75.1
Dividends from joint ventures	-	0.5	1.2
Net cash outflow from returns on investments and servicing of finance	(22.4)	(51.2)	(78.4)
Taxation received/(paid)	1.9	(11.8)	(20.0)
Net cash inflow on capital expenditure and financial investments			
Loans to ultimate parent company	(193.5)	(1,000.0)	(1,181.6)
Acquisition and development of properties	(81.7)	(146.0)	(278.8)
Disposal of properties	238.7	1,119.8	1,793.5
Joint ventures and other fixed assets	(0.6)	27.7	42.4
	(37.1)	1.5	375.5
Dividends paid on ordinary shares	-	(500.0)	(500.0)
Net cash inflow/(outflow) from management of liquid resources and financing:			
Investment in term deposits	132.0	545.2	346.0
Financing	(109.4)	(27.6)	(202.3)
	22.6	517.6	143.7
Increase/(decrease) in cash	4.0	1.6	(2.9)

Reconciliation of movement in cash to movement in net debt

	2002 £m	2001 £m	2001 £m
Increase/(decrease) in cash	4.0	1.6	(2.9)
Decrease in loan capital	106.4	26.7	199.0
Decrease in liquid resources	(132.0)	(545.2)	(346.0)
Change in net debt from cash flows	(21.6)	(516.9)	(149.9)
Other non-cash items	(0.3)	(0.6)	(1.6)
Movement in net debt for the period	(21.9)	(517.5)	(151.5)
Opening net debt	(624.8)	(473.3)	(473.3)
Closing net debt	(646.7)	(990.8)	(624.8)

1. Basis of preparation and accounting policies

(a) The financial information contained in this report does not constitute full statutory accounts within the meaning of section 240 of the Companies Act 1985. The abridged accounts for the year ended 30 September 2001 are a restated extract from the accounts for that year which, together with an unqualified audit report, have been filed with the Registrar of Companies.

(b) With the exception of the application of Financial Reporting Standard (FRS) 19 'Deferred Taxation' as described below, the accounting policies applied during the period are consistent with those applied in the preparation of the financial statements for the year ended 30 September 2001.

Following the application of FRS 19, deferred taxation is provided in respect of all timing differences that have originated but not reversed at the balance sheet date where an event has occurred that results in an obligation to pay more or less tax in the future by the balance sheet date except for:

- Provision is made for gains on disposal of assets that have been rolled over into replacement assets only where there is a commitment to dispose of the replacement assets.
- Provision is not made for the remittance of a subsidiary or joint venture's earnings that would cause tax to be payable where no commitment has been made to the remittance of the earnings.
- Deferred tax assets are recognised to the extent that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates enacted at the balance sheet date.

The impact of applying FRS 19 as described above has been to decrease profits attributable to ordinary shareholders by **£1.3m** (interim 01: £3.6m; full year 01:increase £86.0m) and to increase reserves by **£52.1m** (interim 01: decrease £36.2m; full year 01:increase £53.4m).

(c) Translation rates used for the conversion of major non-sterling based currencies were:

	£1 equivalent as at 31.3.02	£1 equivalent as at 31.3.01	£1 equivalent as at 30.9.01
American dollar (US$)	**1.42**	1.42	1.47
Euro	**1.64**	1.61	1.61

2. Turnover / Net income from properties

	Unaudited Six months to 31 March 2002	Unaudited Six months to 31 March 2001	Audited Year to 30 September 2001
	£m	£m	£m
Gross rental income	**42.4**	72.5	122.0
Other property income	-	0.7	1.5
Recoveries from tenants	**6.3**	11.2	17.1
Gross rental income and other charges	**48.7**	84.4	140.6
Ground rents	**(0.2)**	(2.1)	(2.4)
Leasehold amortisation	**(0.3)**	(0.2)	(0.3)
Other property outgoings	**(16.1)**	(25.4)	(42.5)
Net income from properties (all from UK)	**32.1**	56.7	95.4
Share of joint ventures' turnover			
United Kingdom	**19.2**	17.8	38.9
Australia	-	2.0	3.9

3. Net (loss)/gains on fixed asset disposals

Net (loss)/gains on disposal of fixed assets, calculated by reference to book value at the date of disposal, arose as follows:

	Unaudited Six months to 31 March 2002	Unaudited Six months to 31 March 2001	Audited Year to 30 September 2001
	£m	£m	£m
Disposal of properties	0.3	23.2	29.4
Other fixed asset investments	(1.3)	-	-
Share of joint ventures' net (losses) / gains on fixed asset disposals	(0.6)	5.7	5.6
	(1.6)	28.9	35.0

4. Cost of finance (net)

	Unaudited Six months to 31 March 2002	Unaudited Six months to 31 March 2001	Audited Year to 30 September 2001
	£m	£m	£m
Finance costs	38.4	47.4	89.3
Costs of repurchasing bonds	1.8	5.0	4.0
Interest capitalised to cost of properties	(5.3)	(7.5)	(14.1)
	34.9	44.9	79.2
Interest income on loans to ultimate parent company – Leconport Estates	(25.3)	(12.9)	(40.6)
External interest income	(1.3)	(5.0)	(6.0)
	8.3	27.0	32.6
Share of joint ventures' finance costs	11.1	12.2	26.4
	19.4	39.2	59.0

5. Taxation / Deferred taxation

	Unaudited Six months to 31 March 2002	Unaudited Six months to 31 March 2001 (Restated – Note 1)	Audited Year to 30 September 2001 (Restated – Note 1)
	£m	£m	£m
Taxation credit/(charge) in profit and loss account			
United Kingdom corporation tax	(0.3)	(0.1)	(1.9)
Overseas taxation	4.7	(3.2)	(2.1)
Share of joint ventures' taxation	0.1	(1.2)	(0.7)
Total current tax	4.5	(4.5)	(4.7)
United Kingdom deferred taxation on timing differences in respect of:			
Potential clawback of capital allowances	(3.0)	18.7	44.5
Losses and other timing differences	1.7	(22.3)	41.5
Total deferred taxation (see below)	(1.3)	(3.6)	86.0
Total taxation credit/(charge)	3.2	(8.1)	81.3

5. Taxation / Deferred taxation (continued)

	Unaudited Six months to 31 March 2002	Unaudited Six months to 31 March 2001 (Restated – Note 1)	Audited Year to 30 September 2001 (Restated – Note 1)
	£m	£m	£m
Factors affecting tax charge for period			
Profit on ordinary activities before taxation at 30%	(6.9)	(16.2)	(6.5)
Effects of:			
Capital allowances	2.4	(12.6)	3.4
Losses utilised and other timing differences	(1.7)	22.3	(15.6)
Permanent differences	3.1	(1.9)	(9.7)
Group relief from parent	7.6	3.9	23.7
Total current taxation	4.5	(4.5)	(4.7)
Deferred taxation in balance sheet			
Balance at start of period	53.4	(32.6)	(32.6)
Transfer to profit and loss account (see above)	(1.3)	(3.6)	86.0
Balance at end of period	52.1	(36.2)	53.4
Comprising:			
Potential clawback of capital allowances	(24.7)	(47.5)	(21.7)
Losses and other timing differences	76.8	11.3	75.1

The taxation credit/(charge) in the profit and loss account includes **£nil** (interim 01: £nil; full year 01: £nil) in relation to taxation on fixed asset disposals.

Unprovided taxation in respect of capital gains, which might become payable if the investment and development properties were sold at the net amount at which they are stated in the financial statements is estimated at a maximum of **£91m** (31 March 01: £86m; 30 September 01: £84m).

Taxation charged through reserves, as reflected in the Statement of total recognised gains and losses, relates mainly to revaluation net gains realised in respect of properties disposed of during the respective periods.

6. Properties

	Freehold	Long Leasehold	Short Leasehold	Total
	£m	£m	£m	£m
1 October 2001	1,307.1	103.9	4.9	1,415.9
Additions	65.7	(0.4)	-	65.3
Disposals	(181.7)	(36.4)	-	(218.1)
	1,191.1	67.1	4.9	1,263.1
Net surplus on revaluation	0.4	2.6	1.0	4.0
31 March 2002	**1,191.5**	**69.7**	**5.9**	**1,267.1**

Investment and development properties (with the exceptions noted below) were valued at 31 March 2002, on the basis of "open market value" as defined in the RICS Appraisal and Valuation Manual issued by the Royal Institution of Chartered Surveyors, by Messrs Knight Frank as external valuers. The external valuation was **£1,286.5m**. The book value of investment and development properties totalling **£1,267.1m** is stated after reclassifying **£19.4m** of lease incentives under debtors in accordance with UITF 28.

The historical cost of properties was **£1,046.2m.** Development properties amount to **£145.5m.**

7. Investments in joint ventures

	£m
1 October 2001	131.3
Additions/repayments	(3.0)
Share of profits	2.0
Share of surplus on revaluation	7.8
31 March 2002	**138.1**

At 31 March 2002 the Group's investment in joint ventures comprised:

Name	Participation	Share of borrowings
City Link (Cardiff) Limited	50%	£25.0m
Metropolitan & Capital Properties Limited	50%	-
Prestbury Capital Ventures Limited	50%	£57.0m
Westfield JV*	50%	£230.1m

* This joint venture takes the form of a series of investments in individual partnerships.

All the joint ventures are engaged in property investment, development and related services. All the external borrowings of the joint ventures have been undertaken without recourse to the Group.

The Group's investments in joint ventures comprise £432.6m in fixed assets, £32.0m in current assets, £14.3m in liabilities due within one year and £312.2m in liabilities due after one year.

In aggregate, £52m of the Group's share of properties held by joint ventures have not been valued at 31 March 2002. In the opinion of the directors the open market value of these properties is not less then their carrying value.

At 31 March 2002 there were no trading balances between the Group and any joint venture.

8. Loans to ultimate parent company – Leconport Estates

The balance represents the full utilisation of a £1billion 5 year facility established on 28 November 2000, full utilisation of a £250m 5 year facility established on 30 April 2001 and utilisation of £125.1m of a £300m 5 year facility established on 30 October 2001. All amounts lent under these facilities carry interest payable quarterly in arrears and are repayable on 14 days notice to Leconport Estates. These loan facilities are deemed to be financial assistance under s.151 of the Companies Act and have therefore been subject to the required declarations.

9. Administrative expenses and other creditors

Included in administrative expenses for the year ended 30 September 2001 were payments and provisions for amounts potentially payable under a participation and supplementary bonus plan established at the time of acquisition of the Company's shares by Leconport Estates in 2000. Members of MEPC staff, including the Executive Directors, will be provided with bonuses under the terms of the plan. The amount of the bonus pool will depend upon profits and internal rate of return hurdles achieved over the three years following acquisition (August 2000 to July 2003); at a 15% internal rate of return and a profit of £160m or less the bonus pool will be nil rising to £65m for an internal rate of return of over 28% and a profit of £325m or more.

Of the total potentially payable under the plan, £2.8m (including employers national insurance) has been paid to date. During the year ended 30 September 2001, full accrual was made of the maximum potential future liability arising under the plan amounting to £70m (including employers national insurance contributions) and this amount is included in other creditors on the balance sheet.

10. Loan capital and bank overdrafts

	Unaudited As at 31 March 2002	Audited As at 30 September 2001
	£m	£m
Repayment analysis		
Less than one year or on demand	52.4	75.9
In more than one year but less than two years	180.7	184.4
In more than two years but less than five years	281.9	232.1
In more than five years	203.9	332.6
	718.9	825.0
Interest rate profile		
Up to 6%	(75.0)	-
6% to 10%	894.9	797.2
10% to 12.5%	(4.5)	(10.6)
At variable rates of interest	(96.5)	38.4
	718.9	825.0

The above analysis reflects the effect of interest rate derivatives in place at the respective balance sheet dates. All borrowings denominated in foreign currencies have been swapped into sterling using currency derivatives.

Fair values of financial assets and liabilities

	Unaudited 31/3/02			Audited 30/9/01		
	Book value	Fair value	Fair value adjustment	Book value	Fair value	Fair value adjustment
	£m	£m	£m	£m	£m	£m
Net Debt						
Loan capital and borrowings	738.1	821.7	83.6	836.8	933.1	96.3
Currency swaps	(19.2)	(21.9)	(2.7)	(11.8)	(16.8)	(5.0)
Interest rate swaps	-	(30.8)	(30.8)	-	(29.6)	(29.6)
Cash and short term deposits	(72.2)	(72.2)	-	(200.2)	(200.2)	-
Total net debt	646.7	696.8	50.1	624.8	686.5	61.7
Fair value adjustment after tax			35.1			43.2
Non-equity minority interests						
QUIPS including currency swaps	125.1	110.7	(14.4)	127.3	106.5	(20.8)
Fair value adjustment after tax			(10.1)			(14.5)
Total fair value adjustment after tax			25.0			28.7

Fair value has been calculated independently and is based on market values at the respective balance sheet dates. Debtors and creditors falling due after more than one year not reflected in the above analysis are not financial assets or liabilities. The directors consider that the fair value of other fixed asset investments and loans to the ultimate parent company is equal to their book value.

11. Non-equity minority interests

Non-equity minority interests represent the outstanding capital, net of unamortised costs, of the QUIPS preference shares issued in September 1995 through MEPC International Capital, L.P. a special purpose limited partnership which is non-credit supported. The QUIPS have been structured to provide a guarantee by MEPC Limited such that the holders are effectively in the same position as holders of preference shares with respect to payment of dividends and amounts payable upon liquidation, dissolution and winding-up. The capital outstanding and the dividends payable are, therefore, classified as non-equity minority interests on both the balance sheet and the profit and loss account. Details of the fair value of the QUIPS and currency derivatives hedging the issue are disclosed in note 10.

Portfolio analysis

Property values by location

	Total £m	%
London & South East England	863.0	67
Rest of UK	423.5	33
Value at 31 March 2002 (note)	1,286.5	100

* The total value of properties above has been included in the balance sheet at 31 March 2002 as £1,267.1m under investment and development properties and £19.4m under debtors.

Underlying valuation increase in six months to 31 March 2002

	Total %
Business Space	0.3
Other	2.0
All investment and development properties	0.5

Other key statistics

		Business Space	Other	Total Portfolio
Estimated Rental Value (ERV)	£m	84	11	95
Rent roll - net of ground rents	£m	65	10	75
Net reversionary potential (note 1)	%	6.6	0.1	5.7
Rent roll subject to breaks and expiries within 5 years (note 2)	£m	23	7	30
Number of tenancies	No.	740	245	985
Average lease length (note 3)	Yrs	9.3	3.8	8.5
Occupancy rate (note 4)	%	81	89	82
Running yield (note 5)	%	6.7	6.5	6.6

1 Excess of ERV over rent roll for occupied space
2 Includes all rent subject to a break at the tenant's option and all turnover rents.
3 Lease length is measured only to the first break at the tenant's option where applicable
4 Calculated as rent roll/ (rent roll + ERV of unoccupied space)
5 Rent roll net of ground rents/book value of investment properties only

Gross rental income and other charges by sector and location in six months to 31 March 2002

	Business Space £m	Other £m	Total £m	%
London & South East England	27.3	1.1	28.4	58
Rest of UK	11.4	8.9	20.3	42
	38.7	10.0	48.7	
Percentages	79	21	100	

Development programme as at 15 May 2002

Authorised development programme

The authorised development programme comprises those projects that are in progress or where authority has been given to proceed. Where development is phased, only those phases authorised to proceed are included. At 15 May 2002, there were 7 separate projects with an estimated value on completion of circa **£49m**. Total anticipated rental income from the programme is **£4m**, of which **96%** is covered by agreements for letting.

Project	Description	Estimated completion	Lettings agreed
Birchwood Park, Warrington (2 projects)	800 sq m fitness facility and 2,400 sq m offices let to NNC.	Autumn 2002 – Winter 2002	100%
Chineham Park, Basingstoke	2,400 sq m amenity building.	Summer 2002	76%
Granta Park, Abington, Nr Cambridge (2 projects)	8,400 sq m let to Millenium Pharmaceuticals and 2,400 sq m let to Ribotargets.	Autumn 2002 & Autumn 2003	100%
Clarks Village, Street	1,100 sq m phase 5 extension.	Autumn 2002	90%

Sites held for future development

The future developable area at our business park assets, totalling **444,000 sq m**, is detailed in the property list on page 14. These are sites that MEPC already owns and upon which we have or expect to obtain planning permission. The aggregate estimated end value of these sites when fully developed is over **£750m**. In addition MEPC controls a further **267 hectares** of land which has the potential, over time, to facilitate further expansion of our business park assets.

The figures above do not include the potential which exists at several of our business parks for the continued replacement of older low value buildings with larger and more valuable assets.

Developments completed and transferred to the investment portfolio since 1 December 2001

Since 1 December 2001 the following projects were transferred to the investment portfolio at an aggregate investment value of **£332m.**

Project	Description	Lettings agreed
Birchwood Park, Warrington	1,500 sq m distribution unit let to Brake Bros.	100%
Bute Square, Cardiff	13,000 sq m office building partly let to Eversheds.	67%
Chineham Park, Basingstoke	10,600 sq m speculative office buildings.	0%
Granta Park, Abington, Nr Cambridge	6,300 sq m let to Cambridge Antibody Technology.	100%
Hillington Park, Glasgow	500 sq m childrens' nursery	100%
Leavesden Park, Nr Watford (2 projects)	Total of 27,600 sq m offices including 17,600 sq m let to BT.	61%
Milton Park, Abingdon, Nr Oxford (2 projects)	Business Campus II 5,700 sq m let to Oxford GlycoSciences and Park Square 8,400 sq m.	84%
Wellesbourne Park, Nr Stratford Upon Avon	4,200 sq m industrial units.	58%
Northgate House, Moorgate, London EC2	14,300 sq m let to Cazenove and pre-sold.	100%
Two Rivers Retail Park, Staines	Phase 3 – 12,500 sq m leisure and retail scheme. Now sold.	97%

Property list as at 15 May 2002

Property	Net lettable area (sq m)	Net area in development (sq m)	Future developable/ lettable area	Tenure	Description	Number of tenants	Vacancy %
BUSINESS SPACE							
Axis Park Langley, Nr Heathrow	8,900	-	-	Freeh'd	Office Park	-	100
Birchwood Park Warrington	104,100	3,200	21ha/ 62,000 sq m	Freeh'd	Mixed Use	119	20
Bute Square Cardiff	13,000	-	3ha/ 31,200 sq m	Freeh'd	Office Park	1	33
Chineham Park Basingstoke	70,600	2,400	7ha/ 31,000 sq m	Freeh'd	Office Park	54	23
Granta Park Abington, Nr Cambridge	27,800	10,800	1ha/ 4,000 sq m	Freeh'd	Science Park	18	1
Hillington Park Glasgow	180,700	-	26ha/ 91,700 sq m	Freeh'd	Mixed Use	255	20
Leavesden Park Nr Watford	81,100	-	18ha/ 104,800 sq m	Freeh'd	Office Park	4	36
Manston Park Thanet, Kent	-	-	-	Freeh'd	Industrial Land	-	-
Milton Park Abingdon, Nr Oxford	374,700	2,400	6 ha/ 25,300 sq m	Freeh'd	Mixed Use	242	7
South Marston Park Swindon	8,500	-	19ha/ 80,100 sq m	Freeh'd	Industrial Park	1	99
Uxbridge Park Uxbridge	23,500	-	-	Freeh'd	Mixed Use	12	-
Wellesbourne Park Nr Stratford Upon Avon	66,000	-	4ha/ 13,900 sq m	Freeh'd	Industrial Park	34	25
BUSINESS SPACE TOTAL	**958,900**	**18,800**	**105ha/ 444,000 sq m**			**740**	**19**
OTHER							
Atlantic Village Bideford	9,500	-		Freeh'd	Outlet Centre	44	4
Clarks Village Street	16,200	1,100		Leaseh'd 99.9%	Outlet Centre	96	7
K Village Kendal	2,300	-		Freeh'd	Outlet Centre	16	-
Royal Quays Outlet Centre North Shields	13,400	-		Freeh'd	Outlet Centre	40	28
The Yorkshire Outlet Doncaster	12,100	-		Freeh'd	Outlet Centre	48	5
The Grange Nursing Home Edinburgh	n/a	-		Freeh'd	Nursing Home	1	-
OTHER TOTAL	**53,500**	**1,100**				**245**	**11**
GRAND TOTAL	**1,012,400**	**19,900**				**985**	**18**

Property list as at 15 May 2002 (continued)

Our 50% joint venture with Westfield owns the following shopping centres:

Property	Net lettable area (sq m)	Tenure
Brunel Shopping Centre Swindon	51,400	Freehold
Castle Court Shopping Centre Belfast	30,700	Freehold
Eagle Shopping Centre Derby	56,000	Freehold
The Friary Shopping Centre Guildford	23,100	Leasehold 95%
Millgate Shopping Centre Bury	33,600	Leasehold 88%
Royal Victoria Place Shopping Centre Royal Tunbridge Wells	37,100	Leasehold 90%
Total	**231,900**	

Independent review report by KPMG Audit Plc to MEPC Limited

Introduction

We have been instructed by the company to review the financial information set out on pages 3 to 11 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors have decided that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual report in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review having regard to the guidance contained in *Bulletin 1999/4:Review of interim financial information* issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2002.

KPMG Audit Plc
Chartered Accountants
London
31 May 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEPC plc

Date: July 2, 2002

By: [signature]
Name: Stephen East
Title: Finance Director